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                                  [Letterhead]

Dear Shareholder:

     I am pleased to inform you that on March 6, 1994, Grumman Corporation, Martin Marietta Corporation and a wholly-owned subsidiary of Martin Marietta entered into an agreement and plan of merger (the "Merger Agreement") providing for the acquisition of all of the issued and outstanding shares of Grumman common stock (the "Shares") at a net price of $55.00 per Share.

     Pursuant to that Agreement, the Martin Marietta subsidiary has commenced a cash tender offer (the "Tender Offer") for all outstanding Shares at $55.00 per share. The Tender Offer is conditioned upon, among other things, a minimum of
[       ] Shares (two-thirds of the total number of Shares outstanding on a fully diluted basis) being validly tendered and not withdrawn. The Merger Agreement provides that, promptly following the Tender Offer, all Shares which are not tendered through the Tender Offer will be acquired through the Merger at a price of $55.00 per share.

     Your Board of Directors has unanimously approved the Tender Offer and the Merger and recommends that shareholders accept the Tender Offer. Enclosed for your consideration are copies of the Tender Offer materials and the Company's
Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9, which describes both the reasons for the Board of Director's unanimous recommendation and certain additional factors that shareholders may wish to consider.

     Grumman's Board of Directors has, in light of and subject to the terms and conditions set forth in the Merger Agreement, determined that the Tender Offer and the Merger are fair to, and in the best interests of, the shareholders of Grumman. All directors intend to tender the Shares they presently own.

                                          Sincerly,

                                          [Sig]

                                          Renso L. Caporali
                                          Chairman of the Board and
                                          and Chief Executive Officer

March 8, 1994